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                              October 17, 2023

       Shaozhang Lin
       Chief Executive Officer
       Youxin Technology Ltd
       Room 802, 803, No. 13 Hai   an Road
       Tianhe District, Guangzhou
       Guangdong Province, People's Republic of China

                                                        Re: Youxin Technology
Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed September 7,
2023
                                                            File No. 333-274404

       Dear Shaozhang Lin:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 23, 2023 letter.

       Registration Statement on Form F-1 Filed September 7, 2023

       Cover Page

   1. Please revise your cover page to specifically discuss risks arising from the legal system in
                                                        China, including that
rules and regulations in China can change quickly with little advance notice and the risk
that the Chinese government may intervene or influence your
                                                        operations.
       Summary Consolidated Financial Data, page 13

   2. We note your revised disclosures in response to prior comment 2. Please revise to remove pro forma per share
information for fiscal 2022 and the six months ended March 31,
                                                        2022. Refer to Item
11-02(12)(c)(2) of Regulation S-X.
 Shaozhang Lin
FirstName LastNameShaozhang  Lin
Youxin Technology Ltd
Comapany
October 17,NameYouxin
            2023       Technology Ltd
October
Page 2 17, 2023 Page 2
FirstName LastName
Risk Factors
Risks Related to Doing Business in China, page 26

3. Please revise your risk factor disclosure to discuss the risk that the Chinese government
         may intervene or influence the company   s operations at any time or
provide a detailed
         explanation as to how your current risk factor disclosure captures this same risk.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 53

4.       We note your revised disclosures in response to prior comments 3 and
4. Please revise
         here to include a quantified discussion of the significant decrease in your customer count during the six months ended March 31, 2023 as a result of your shutdown. Also, include a discussion of how you plan to regain the large number of customers that were lost due to the shutdown, and whether you plan to increase the headcount that was reduced during the six months ended March 31, 2023. In addition, include quantified discussions of any known trends or uncertainties that are reasonably likely to have a material effect on your business or results of operations as a result of ceasing operations for three months and any intended efforts to rebuild your customer and employee base. Refer to
Item 5(D) of Form
         20-F.
Factors Affecting Our Performance, page 54

5. Please address the following as it relates to your revised disclosures in response to prior comment 3:
             You state that you "only had 21 customers using professional services" as of March
             31, 2023. Tell us whether this means that all 183 payment channel customers as of
             September 30, 2022 were lost or revise to disclose the number of payment channel customers as of March 31, 2023. In this regard, we note that you generated $146,358 in payment channel services revenue during the six months ended March 31, 2023.
             You state that you had no customers with payment channel service as of September
             30, 2021, however, you generated $227,321 from payment channel services during this period. Please explain and revise your disclosures as necessary.
             In your response, provide us with the number of lost customers during each period for both professional services and payment channel services.
             Provide us with the calculations that support your renewal and churn rates for each period presented and ensure your disclosures regarding customer count support such calculations.
             Your net dollar expansion rates appear to imply that revenue from existing customers decreased significantly from the start of the period to the end of the period such that revenue growth in fiscal 2022 compared to 2021 would appear to be from new customers. Please confirm or explain further how you determine net dollar expansion rates. Also, revise your results of operations disclosure to include a discussion of revenue from new versus existing customers for each period presented.
 Shaozhang Lin
Youxin Technology Ltd
October 17, 2023
Page 3

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334 with any other questions.



                                                         Sincerely,
FirstName LastNameShaozhang Lin
                                                         Division of
Corporation Finance
Comapany NameYouxin Technology Ltd
                                                         Office of Technology
October 17, 2023 Page 3
cc:       Anthony Basch
FirstName LastName